

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2017

**By E-Mail**

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY  10022

> **Re:    Immunomedics, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed on February 14, 2017 by venBio Select Advisor LLC, et. al.**
> **File No. 000-12104**

Dear Mr. Klein:

We have reviewed your filing and have the following comments.

1.    Refer to your statement that you believe "an elected, not appointed, board should have the opportunity to review deal." Revise your disclosure to clarify that some current directors were elected, not appointed.

2.    You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- That "postponement [of the annual meeting] indicates the board is desperately trying to entrench itself and fears losing proxy fight."
- That the current board "has no standing to make a deal."
- That the company is "in violation of Delaware law by not holding a stockholder vote in more than 13 months."
- That the board "lacks …legitimacy."

3.    Refer to your statement that the day before the agreement with Seattle Genetics was announced 55% of the proxies submitted were in your favor. Revise your disclosure to clarify that all proxies are revocable until the time of the meeting and that the results prior to the meeting may not be the same or similar to the results at the meeting.

4.    Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement listed below:

- That the support of the three proxy advisory firms for a dissident's entire slate is "extremely rare."
- Your repeated references to the "rush" with which the company acted in entering into and announcing the Seattle Genetics agreement. We note that the company has publicly described process lasting over months and including many other parties besides Seattle Genetics.
- Your disclosure relating to the continued willingness of Seattle Genetics to enter into the current agreement at a date later than it did.
- That the Bristol Myers and AbbVie agreements are similar to the company's agreement with Seattle Genetics.
- That the amount of Seattle Genetics' upfront payment of $250 million is "paltry."

5.  We note the statement made by Mr. Aghazadeh that the Seattle Genetics agreement was announced "before [the current board] lost the vote and their board seats." With a view toward revised disclosure, please tell us the basis for such belief. Note Rule 14a-9 and note (d) therein.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions